UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Fire & Security Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16938R 103

(CUSIP Number)

Brian Lin
South Banbidian Industrial Park,
Liqiao Township, Shunyi District
Beijing 101304, People’s Republic of China
(86-10) 8416 3816

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16938R 103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Worldtime Investment Advisors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 1,976,060
		8	SHARED VOTING POWER None
		9	SOLE DISPOSITIVE POWER 1,976,060
		10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,976,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of China Fire & Security Group, Inc., a Florida corporation (the "Issuer").

The principal executive offices of the Issuer are located at South Banbidian Industrial Park, Liqiao Township, Shunyi District, Beijing, People's Republic of China 101304.

ITEM 2. IDENTITY AND BACKGROUND

(a)
This Statement is being filed jointly by Worldtime Investment Advisors Limited, a British Virgin Islands company ("Worldtime Investment"), and Ms. Huiwen Liu (together with Worldtime Investment, the "Reporting Persons"). Ms. Huiwen Liu is the sole director and 100% shareholder of Worldtime Investment.

(b)
The business address of Worldtime Investment is Pasea Estate, P.O. Box 958, Road Town, Tortola, British Virgin Islands. The business address of Ms. Huiwen Liu is 102-8160 Cook Rd., Richmond, British Columbia V6Y 1T8, Canada

(c)
The principal business of Worldtime Investment is to act as a holding company for strategic business operations and activities. Ms. Huiwen Liu is self-employed and engaged in various business matters. Ms. Huiwen Liu's business address is 102-8160 Cook Rd., Richmond, British Columbia V6Y 1T8, Canada.

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she/he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Worldtime Investment is organized under the laws of the British Virgin Islands. Ms. Huiwen Liu is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 1, 2006, the Issuer, China Fire Group, Inc., an International Business Company organized under the laws of British Virgin Islands ("China Fire"), Sureland Industrial Fire Safety Limited, a wholly-owned Chinese subsidiary of China Fire ("Sureland"), and China Fire's shareholders (including the Reporting Persons) entered into a Share Exchange Agreement (the "Share Exchange Agreement"), pursuant to which the Issuer agreed to acquire all of the issued and outstanding ordinary shares, par value US$0.01 each, owned by the respective shareholders of China Fire in exchange for the issuance by the Issuer to each such shareholder a pro rata share of 701,538.46 shares of the Issuer's Series A Convertible Preferred Stock, no par value ("Convertible Preferred Stock"), which are convertible into an aggregate of approximately 22,800,000 million shares of Common Stock of the Issuer ("Common Stock")

On October 27, 2006, the Issuer, China Fire and China Fire's shareholders (including the Reporting Persons) consummated the Share Exchange Agreement, pursuant to which China Fire's shareholders transferred all of the issued and outstanding ordinary shares of China Fire to the Issuer in exchange for 701,538.46 shares of Convertible Preferred Stock.

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According to a Current Report on Form 8-K filed by the Issuer on November 2, 2006, 701,538.46 shares of Convertible Preferred Stock will automatically be converted into 22,800,000 shares of Common Stock (on the basis of 32.5 shares of Common Stock for each share of Convertible Preferred Stock) when an amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock from 13,000,000 to 65,000,000, which has already been adopted by the Issuer's shareholders by written consent, becomes effective.

As a result of the consummation of the Share Exchange Agreement on October 27, 2006 and giving effect to the conversion of Convertible Preferred Stock, China Fire, which is the sole owner of Sureland, became a wholly-owned subsidiary of the Issuer and the Reporting Persons beneficially acquired 2,576,060 shares of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

Each Reporting Person acquired the shares of Common Stock reported in Item 5 below for investment purposes. Each Reporting Person intends to continuously review its/her investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by him/it from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change his/its investment intent. Notwithstanding anything contained herein to the contrary, each Reporting Person specifically reserves the right to change her/its intentions at any time with respect to any or all of such matters, as she/it deems appropriate. In reaching any decision as to his/its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that she/it would take into consideration a variety of factors, including, but not limited to, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer generally, other business opportunities available to the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

Other than as described herein, no Reporting Person has present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

(a)	As of April __, 2006, the Reporting Persons beneficially owned 1,976,060 shares of Common Stock, representing 7.2% of 27,556,893 shares of Common Stock outstanding.

(b)	The Reporting Persons have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares owned by them as indicated above.

(c)	From November 29, 2007 to December 11, 2007, the Reporting Persons sold 600,000 Common Shares at an average price of US$14.58571 on open market through a broker.

(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other with respect to any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following document is being filed as an exhibit to this statement and is incorporated herein by reference:

Exhibit 1.	Joint Filing Agreement

Exhibit 2
Securities Exchange Agreement, dated as of September 1, 2006, by and among Unipro Financial Services, Inc., a Florida corporation (the "Issuer"), China Fire Protection Group, Inc., an International Business Company organized under the laws of the British Virgin Islands ("China Fire"), Sureland Industrial Fire Safety Limited, a wholly-owned Chinese subsidiary of China Fire, and all of the shareholders of China Fire.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Persons:
Date: April 21, 2008

WORLDTIME INVESTMENT ADVISORS LIMITED
By:
Name:
Title:

Name: Huiwen Liu